Since 1930, Dodge & Cox has managed assets on behalf of individuals and institutions through separately managed portfolios and mutual funds from a single office in San Francisco. Investment management is our only business. Dodge & Cox provides equity, fixed income and balanced account management services for our clients.

“ IN ITS MOST BASIC SENSE, OUR JOB IS TO PRESERVE AND ENHANCE THE FUTURE PURCHASING POWER OF OUR CLIENTS’ WEALTH OVER THE LONG TERM.” John Gunn, Chairman and Chief Executive Officer

“OUR THINKING AS INDIVIDUALS IS ENHANCED BY THE COLLECTIVE WISDOM WE SHARE THROUGH WORKING TOGETHER.” Diana Strandberg

Our investment philosophy is built on traditional principles—we maintain a long-term focus, conduct our own research and employ a rigorous price discipline. Our decision-making process takes full advantage of individual insights within a team-oriented culture.

OUR FIRM

We are distinctive in our independence and longevity. Entirely employee owned, we have approximately 200 total employees. Our firm’s independence allows us to make decisions that are in the long-term best interests of our clients.

We have a stable and well qualified team of investment professionals, most of whom have spent their entire careers at Dodge & Cox. This group has worked together in consistently applying an investment philosophy over a period of many years.

HOW WE INVEST

Our perspective is global. We invest in companies domiciled in over 20 countries, across a broad range of industries. We invest with an extended horizon, looking out three to five years in our analysis of risks and opportunities. Our portfolio turnover is low by industry standards, generally between 10 –20%, implying an average holding period of over five years.

Our multicultural, multilingual research team is responsible for proposing new investment ideas. Ours is a team decision-making model with significant levels of both peer review and scrutiny from policy committees featuring our most experienced portfolio managers and analysts.

“FUNDAMENTAL RESEARCH HELPS US UNCOVER LONG-TERM VALUE IN A WORLD INCREASINGLY PREOCCUPIED WITH SHORT-TERM ISSUES.” Charles Pohl

WORKING TOGETHER

As an investor, Dodge & Cox offers companies a sizeable, patient shareholder or U.S. dollar debt holder. We are able to invest in companies with immediate and substantial capital needs. Our independence, experienced investment team and single office location allow for timely evaluation of debt and equity opportunities. Our contrarian nature enables us to fund companies with short-term liquidity issues, but attractive long-term prospects.

Our investment portfolios are relatively concentrated. The top 25 holdings typically make up half of our equity portfolios. The corporate debt portion of our bond portfolios is similarly concentrated with approximately 30 – 40 companies. Because of our size and style (concentrated positions), we are often a significant stakeholder in our portfolio companies.

We do not sell securities short and we are not interested in running portfolio companies. As stated in the Dodge & Cox Funds’ prospectus (mutual funds), we are restricted from investing with the purpose of exercising control or management.

We seek to build long-lasting relationships with company management through regular and open communication. Meetings with company management at all levels of an organization are an integral part of our investment process. Company visits, as well as calls to suppliers, customers and competitors, enable us to build the conviction necessary to acquire significant, long-term ownership positions. We consider the reputation, experience and competence of a company’s management in evaluating the merits of an investment. We often meet with management at company headquarters or local affiliates in an effort to learn as much as possible about the businesses in which we invest. We also welcome hundreds of company managers a year to our office in San Francisco.

DODGE & COX

Investment Managers

Dodge & Cox® does not guarantee the future performance of any account (including Dodge & Cox mutual funds) or any specific level of performance, the success of any investment decision or strategy that Dodge & Cox may use, or the success of Dodge & Cox’s overall management of an account. Investment decisions made for a client’s account by Dodge & Cox are subject to various market, currency, economic, political and business risks, and those investment decisions will not always be profitable.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing.

Shares of the Dodge & Cox Funds are not deposits or obligations of any bank, are not guaranteed by any bank, are not insured by the FDIC or any other agency, and involve investment risks, including possible loss of the principal amount invested.

Additional information about Dodge & Cox is available in its Form ADV Parts I and II. You can obtain a free copy of Form ADV by contacting Dodge & Cox.

555 California Street

40th Floor

San Francisco, CA 94104 USA

00-1-415-981-1710

www.dodgeandcox.com

8/08 IBR

Retiring? Changing jobs?

Continue your long-term investment by rolling over your retirement plan assets to a Dodge & Cox Funds IRA.

To make your IRA rollover preparation easier, we have designed this guide to assist you. It gives you a step-by-step approach to rolling over assets to a Dodge & Cox Funds IRA Account. If you need additional support or have questions about completing the IRA rollover process, please call a Client Service Representative at 1-800-621-3979.

ROLL OVER ASSETS TO A DODGE & COX FUNDS IRA ACCOUNT IF YOU ARE:

¡	Already invested in Dodge & Cox Funds in your 401(k) plan

¡	Retiring and participate in a qualified retirement plan [e.g., 401(k), 403(b), 457 or Thrift Savings Plan]

¡	Changing jobs

¡	Inheriting a qualified retirement plan

¡	Changing IRA custodians

BENEFITS OF A DODGE & COX FUNDS IRA:

¡	No-load Funds and no distribution fees

¡	Low expense ratios

¡	$1,000 minimum investment

¡	Over 78 years of investment experience

¡	Five mutual Funds with different investment strategies

IRA ROLLOVER GUIDE ¡ PAGE 1 of 4

Roll over assets from a
qualified retirement plan	[e.g., 401(k), 403(b), 457 or Thrift Savings Plan]

¾ Step 1.

CONTACT YOUR PLAN ADMINISTRATOR

Before initiating a rollover we recommend contacting your current retirement plan administrator for specific rollover instructions. It is up to your current plan administrator to define what is required to accomplish a rollover into a Dodge & Cox Funds IRA.

Helpful questions may include:

¡	Is a plan-specific rollover form required?

¡	Is a medallion guaranteed signature required?

¡	Are there additional steps prior to initiating the rollover? (e.g., Am I required to move my assets to a cash account prior to a rollover?)

¡	Are there any maturity dates or short-term redemption fees to consider?

¡	Is spousal consent required?

¡	Will the plan administrator send the distribution check directly to Dodge & Cox Funds (preferred) or to me? (Please note, if the check is not payable to “Dodge & Cox Funds,” your current custodian may be required to withhold 20% and a penalty could apply.)

¡	How long will it take the plan administrator to send my assets to Dodge & Cox Funds?

¾ Step 2.

COMPLETE DODGE & COX FUNDS FORMS

Forms you will need to complete include:

¡	Dodge & Cox Funds IRA Transfer of Assets Form

¡	Dodge & Cox Funds IRA Account Application (for a new account)

If you are establishing both a Roth IRA and a traditional IRA you will need to complete two separate IRA Transfer of Asset Forms and two separate IRA Account Applications (if applicable).

Please visit www.dodgeandcox.com and click on “Forms & Literature” to download the applicable forms or call a Client Service Representative to receive the forms by mail.

¾ Step 3.

INITIATE A DODGE & COX FUNDS ROLLOVER ACCOUNT

Direct Rollover from a qualified retirement plan

A direct rollover is a fast and simple approach to establishing an IRA rollover account.

Option 1: If you have not received a distribution check directly

Submit the completed Dodge & Cox Funds IRA Transfer of Assets form, and, if applicable, the Dodge & Cox Funds IRA Application to establish a new account. Upon receipt of the completed forms, Dodge & Cox Funds will contact your current custodian via mail and request the assets to be sent to Dodge & Cox Funds via check.

Confirmation of the transfer of assets request will be sent to your address of record. When we receive the check, Dodge & Cox Funds will invest in the Fund(s) selected on the IRA Transfer of Assets form and send you a confirmation statement. Please note, depending on your custodian, a direct rollover may take up to eight weeks to complete.

Option 2: If you have received a distribution check

Submit the completed Dodge & Cox Funds IRA Transfer of Assets form (sections 1,2 and 7), and, if applicable, the Dodge & Cox Funds IRA Application to establish a new account. Include the check, payable to “Dodge & Cox Funds,” in the amount of your distribution. Please note, Dodge & Cox will not accept third party checks.

Dodge & Cox Funds will invest in the Fund(s) selected on the IRA Transfer of Assets form and send you a confirmation statement.

IRA ROLLOVER GUIDE ¡ PAGE 2 of 4

Transfer assets from a

Roth IRA or traditional IRA

¾ Step 1.

COMPLETE DODGE & COX FUNDS FORMS

Forms you will need to complete include:

¡	Dodge & Cox Funds IRA Transfer of Assets Form

¡	Dodge & Cox Funds IRA Account Application (for a new account)

If you are establishing both a Roth IRA and a traditional IRA you will need to complete two separate IRA Transfer of Asset Forms and two separate IRA Account Applications (if applicable).

Please visit www.dodgeandcox.com and click on “Forms & Literature” to download the applicable forms or call a Client Service Representative to receive the forms by mail.

¾ Step 2.

INITIATE A DODGE & COX FUNDS IRA ACCOUNT

Transfer of Assets

If you are transferring assets from a Roth or traditional IRA, the best option is to request a direct IRA Transfer of Assets. It is a fast and simple approach to moving assets between IRA custodians.

Mail the completed Dodge & Cox Funds IRA Transfer of Assets form, and, if applicable, the Dodge & Cox Funds IRA Application to establish a new account. Upon receipt of the completed forms, Dodge & Cox Funds will contact your current custodian via mail and request the assets to be sent to Dodge & Cox Funds via check or electronically.

Confirmation of the transfer of assets request will be sent to you. When we receive the funds, Dodge & Cox Funds will invest in the Fund(s) selected on the IRA Transfer of Assets form and send you a confirmation statement.

IRA ROLLOVER GUIDE ¡ PAGE 3 of 4

IRS Tax Forms

If you roll over assets to a Dodge & Cox Funds IRA Account the following tax forms will be generated.

DIRECT ROLLOVER FROM A QUALIFIED RETIREMENT PLAN:

¡	IRS Form 1099-R: by January 31st of the following year, the previous custodian will issue an IRS Form 1099-R indicating a distribution or direct rollover from the qualified retirement plan.

¡	IRS Form 5498: by May 31st of the following year, Dodge & Cox Funds will issue an IRS Form 5498 showing that assets were received.

You will not need to do anything with these forms, but you should retain them for your records. The IRS matches these forms to note a rollover took place, thus, no taxes would be due on the assets that were rolled over.

TRANSFER OF ASSETS FROM A ROTH OR TRADITIONAL IRA:

¡	No IRS tax forms will be issued.

Contact Us

ADDITIONAL ASSISTANCE
A Client Service Representative can answer questions concerning the rollover process or help you fill out the required forms. For more information please call 1-800-621-3979.

DOWNLOAD FORMS
Visit our web site, www.dodgeandcox.com, and click “Forms & Literature.”

MAILING INSTRUCTIONS
Regular Mail:
Dodge & Cox Funds c/o Boston Financial Data Services P.O. Box 8422 Boston, MA 02266-8422

Express, Certified or Registered Mail: Dodge & Cox Funds c/o Boston Financial Data Services 30 Dan Road Canton, MA 02021-2809

An investor should carefully consider a Fund’s investment objectives, risks, charges and expenses carefully before investing. This and other important information on Dodge & Cox Funds can be found in the prospectus. To obtain a prospectus, please call 1-800-621-3979, or visit www.dodgeandcox.com. Please read the prospectus carefully before investing.

D&C 2008 IRA Guide	IRA ROLLOVER GUIDE ¡ PAGE 4 of 4

ENGLEBERT T. BANGAYAN
Mr. Bangayan received his B.A. degree in Applied Mathematics and Economics from Harvard College in 1999. Prior to joining Dodge & Cox in 2002, he worked as an equity research associate at Epoch Partners. Mr. Bangayan is a CFA® charterholder.

PHILIPPE BARRET, JR.
Mr. Barret received his B.A. degree (magna cum laude) from Washington and Lee University in 1998 and his M.B.A degree from the Stanford Graduate School of Business in 2004. Between degrees he worked as a private equity investor at American Securities Capital Partners, LLC and as a Mergers & Acquisitions analyst at JP Morgan. Mr. Barret joined Dodge & Cox in 2004.

LILY S. BEISCHER (G)
Ms. Beischer received her B.A. degree (cum laude) from Yale University in 1992 and her M.B.A. and J.D. (cum laude) degrees from Harvard University in 1998. Prior to graduate school, she worked for McKinsey & Company as a management consultant. Ms. Beischer joined Dodge & Cox in 1998, left the firm to work at Looksmart, Inc. in 1999, and rejoined Dodge & Cox in 2001. Ms. Beischer is a member of the American Bar Association and California Bar Association (inactive), a shareholder of the firm, and a CFA charterholder.

WENDELL W. BIRKHOFER (I)
Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. degree from the Stanford Graduate School of Business in 1987. Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm. He joined Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.

ANTHONY J. BREKKE (F)
Mr. Brekke received his B.A. degree from the University of Iowa in 1997 and his M.B.A. degree from the Haas School of Business at the University of California, Berkeley in 2003. Prior to entering the Haas School, he worked for four years as an auditor with the National Futures Association. He joined Dodge & Cox in 2003. Mr. Brekke is a shareholder of the firm and a CFA charterholder.

RICHARD T. CALLISTER
Mr. Callister received his B.S. and M.Acc. degrees (magna cum laude) in Accountancy and Information Systems from Brigham Young University in 1996. Prior to receiving his M.B.A. from the Stanford Graduate School of Business in 2002, he worked as a systems consultant for Price Waterhouse and as a financial analyst for Bel Air Investment Advisors. Mr. Callister joined Dodge & Cox in 2002. He is a shareholder of the firm and a CFA charterholder.

I = Member of Investment Policy Committee

IP = Member of International Investment Policy Committee

G = Member of Global Investment Policy Committee

F = Member of Fixed Income Investment Policy Committee

Dodge & Cox Biographies	2

BRYAN CAMERON, DIRECTOR OF RESEARCH (I, IP)
Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. degree from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and a CFA charterholder.

STEVEN H. CASSRIEL
Mr. Cassriel received his B.S. degree from Stanford University in 1983 and his M.B.A. degree from the Harvard Business School in 1992. Prior to graduate school, he worked for seven years at Xerox Corporation in product development, marketing, and sales. He joined Dodge & Cox in 1992. He is a shareholder of the firm and a CFA charterholder.

LINDA KANG CHONG
Ms. Chong received her B.A. degree (summa cum laude) from Harvard College in 1995 and her J.D. degree from Harvard Law School in 2000. Prior to graduate school, she worked for McKinsey & Company as a management consultant. Prior to joining Dodge & Cox in 2005, she worked at Goldman Sachs as a Vice President in the fixed income division. Ms. Chong is a member of the American Bar Association and the New York Bar Association. She is a CFA charterholder.

JAMES H. DIGNAN (F)
Mr. Dignan graduated from Columbia University in 1991 with an A.B. degree in Philosophy/ Economics. He received his M.A. degree in Economics from New York University in 1994 and his M.B.A. degree from Northwestern’s J.L. Kellogg Graduate School of Management in 1996. Prior to joining Dodge & Cox in 1999, he worked in portfolio management for Fannie Mae. Mr. Dignan is a shareholder of the firm and a CFA charterholder.

MARIO C. DIPRISCO (IP)
Mr. DiPrisco received his B.S. degree from the School of Foreign Service at Georgetown University in 1997. Prior to joining Dodge & Cox in 1998, he passed the State Department’s Foreign Service Written and Oral Examinations and worked on a successful senatorial campaign. Mr. DiPrisco is a shareholder of the firm and a CFA charterholder.

THOMAS S. DUGAN (F)
Mr. Dugan graduated from Brown University in 1987 with a B.A. degree and received his M.B.A. degree from the Haas School of Business at the University of California, Berkeley in 1992. Before graduate school, he worked as a fixed income securities trader for J.P. Morgan Securities. Prior to joining Dodge & Cox in 1993, he worked in the Czech Republic as an advisor to a Czech investment fund. Mr. Dugan is a shareholder of the firm and a CFA charterholder.

DANA MORTON EMERY, EXECUTIVE VICE PRESIDENT (F)
Ms. Emery received her B.A. degree from Stanford University in 1983. She joined Dodge & Cox in 1983. Ms. Emery is a Trustee of the Dodge & Cox Funds. She is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.

Dodge & Cox Biographies	3

KARIM FAKHRY
Mr. Fakhry received his B.A. degree (Phi Beta Kappa) in Economics from Stanford University in 1998 and his M.B.A. degree from the Harvard Business School in 2005. Prior to graduate school, he worked at Morgan Stanley, Webvan Group, and Fremont Partners. Mr. Fakhry joined Dodge & Cox in 2005.

YASHA GOFMAN (IP)
Mr. Gofman received his B.S. degree (Phi Beta Kappa) from Princeton University in 1988 and his M.B.A. degree from the Stanford Graduate School of Business in 1994. Prior to entering graduate school, Mr. Gofman worked for Energy Management Associates, a division of EDS. He also spent two years as a management consultant with LEK Partnership. Mr. Gofman joined Dodge & Cox in 1995. He is a shareholder of the firm and a CFA charterholder.

JOHN A. GUNN, CHAIRMAN AND CHIEF EXECUTIVE OFFICER (I, IP, G)
Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. degree from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is a Trustee of the Dodge & Cox Funds. Mr. Gunn is a former member of the Board of Governors of the CFA Institute. He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.

DAVID C. HOEFT (I)
Mr. Hoeft received his B.A. degree (Phi Beta Kappa) from the University of Chicago in 1989 and his M.B.A. degree from the Harvard Business School in 1993. Prior to entering graduate school, he worked for two years as a consultant to the energy industry. He joined Dodge & Cox in 1993. He is a shareholder of the firm and a CFA charterholder.

KEIKO HORKAN (IP)
Ms. Horkan received her B.A. and M.A. degrees in law from Keio University, Tokyo in 1993 and 1995 and an M.B.A. degree from the Stanford Graduate School of Business in 2000. Prior to entering business school, she worked for Booz Allen & Hamilton as a management consultant. Ms. Horkan joined Dodge & Cox in 2000. She is a shareholder of the firm and a CFA charterholder.

JOHN N. IANNUCCILLO
Mr. Iannuccillo received his B.A. degree from Merrimack College in 1990 and his M.B.A. degree from the Harvard Business School in 1997. Prior to entering graduate school, he worked as a consultant with Arthur Andersen LLP and was licensed as a Certified Public Accountant. He joined Dodge & Cox in 1997. Mr. Iannuccillo is a shareholder of the firm and a CFA charterholder.

LUCINDA I. JOHNS
Ms. Johns received her B.A. degree (magna cum laude) from Williams College in 1996 and her M.B.A. degree from the UCLA Anderson School of Management in 2004. Prior to graduate school, she worked for two years each at Merrill Lynch as a financial analyst, Dodge & Cox as a research associate, and NBC Internet as a Senior Product Manager. Ms. Johns rejoined Dodge & Cox in 2004 and is a CFA charterholder.

KEVIN D. JOHNSON
Mr. Johnson received his B.A. degree from Harvard College in 1984 and his M.B.A. degree from the Stanford Graduate School of Business in 1989. Prior to entering graduate school, he worked for three years as a securities analyst with Fred Alger Management. He joined Dodge & Cox in 1989. He is a shareholder of the firm and a CFA charterholder.

Dodge & Cox Biographies	4

MICHAEL KIEDEL
Mr. Kiedel received his B.A. degree (cum laude) from Harvard College in Economics in 1998 and his M.B.A. from the Stanford Graduate School of Business in 2008. Prior to entering graduate school, he worked in Deutsche Bank’s technology investment banking group and then as the proprieter of a specialty finance company. Mr. Kiedel joined Dodge & Cox in 2008.

ROGER G. KUO (IP)
Mr. Kuo received his B.A. degree (magna cum laude) from Harvard College in 1993 and his M.B.A. degree in 1998 from Harvard Business School. Prior to graduate school, he worked at Bear Stearns as a financial analyst. He joined Dodge & Cox in 1998. Mr. Kuo is a shareholder of the firm and a CFA charterholder.

PETER C. LAMBERT (F)
Mr. Lambert received his B.A. degree from the University of California, Santa Cruz in 1976 and his M.B.A. degree from the Graduate School of Management at U.C.L.A. in 1985. Mr. Lambert worked for Western Asset Management Co. for three years before joining Dodge & Cox in 1988. He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.

THINH V. LE
Mr. Le received his B.A. degree in Economics from Cornell University in 1997. Prior to joining Dodge & Cox in 2000, he worked at Morgan Stanley in their Debt Capital Markets Services division. Mr. Le is a shareholder of the firm.

KAROL MARCIN (G)
Mr. Marcin received his B.A. degree (summa cum laude) from Whitman College in 1995 and his M.B.A. degree from the Stanford Graduate School of Business in 2000. Prior to entering graduate school, he worked for three years as a financial analyst with Salomon Brothers. Mr. Marcin joined Dodge & Cox in 2000. Mr. Marcin is a CFA charterholder and a shareholder of the firm.

KATHLEEN GREY MCCARTHY
Ms. McCarthy received her B.A. degree in Economics from Stanford University in 2001 and her M.B.A. degree from the Stanford Graduate School of Business in 2007. Prior to graduate school, she worked at Merrill Lynch and Palladium Equity Partners. Ms. McCarthy joined Dodge & Cox in 2007.

RAYMOND J. MERTENS, JR.
Mr. Mertens received his B.A. degree from Harvard College in 1994 and his M.B.A. degree from the Harvard Business School in 2003. Prior to graduate school, he worked at Idealab, as an Associate at TA Associates, and as an Investment Banking analyst at Alex. Brown. He joined Dodge & Cox in 2003. Mr. Mertens is a shareholder of the firm.

Dodge & Cox Biographies	5

JOEL-PATRICK MILLSAP
Mr. Millsap received his B.A. degree (summa cum laude) from Texas Christian University in 2001 and an M.B.A. degree (high honors) from the University of Chicago in 2006. Prior to graduate school, he worked as a Fixed Income Analyst at Barrow, Hanley, Mewhinney & Strauss. Mr. Millsap joined Dodge & Cox in 2006 and is a CFA charterholder.

AMANDA L. NELSON
Ms. Nelson received her B.A. degree from Columbia University in 1994 and her M.B.A. degree from the Wharton School, University of Pennsylvania, in 2000. Prior to entering graduate school, she worked for Goldman Sachs for four years as a financial analyst in equity research and asset management. Ms. Nelson joined Dodge & Cox in 2000 and is a shareholder of the firm.

KENNETH E. OLIVIER, PRESIDENT (I)
Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings College of Law in 1977 and his M.B.A. degree from the Harvard Business School in 1979. He is a Trustee of the Dodge & Cox Funds. Mr. Olivier is a past president of the CFA Society of San Francisco, and a member of the American Bar Association and the California Bar Association (inactive). He joined Dodge & Cox in 1979 and is a shareholder of the firm, CFA charterholder, and a Chartered Investment Counselor.

E. SAUL PEÑA
Mr. Peña received his B.A. degree (cum laude) in Economics from the University of San Francisco in 2000. He joined Dodge & Cox in 2000.

CHARLES F. POHL, CHIEF INVESTMENT OFFICER (I, IP, G, F)
Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a Senior Vice President of the Dodge & Cox Funds. He is a shareholder of the firm and a CFA charterholder.

KENT E. RADSPINNER (F)
Mr. Radspinner received his B.S. degree from the University of Minnesota in 1988 and his M.P.P.M. degree from the Yale School of Management in 1996. Between degrees, he served in the U.S. Navy. He joined Dodge & Cox in 1996. Mr. Radspinner is a shareholder of the firm and a CFA charterholder.

NILS M. REUTER
Mr. Reuter received his B.A. degree from Brown University in Biology and Sociology in 2003. Mr. Reuter joined Dodge & Cox in 2003 and is a CFA charterholder.

LARISSA K. ROESCH (F)
Ms. Roesch received her A.B. degree (cum laude) in music and mathematics from Dartmouth College in 1988. She received her M.B.A. degree from the Haas School of Business at the University of California, Berkeley in 1997. Prior to graduate school, she worked for seven years in the performing arts industry. She joined Dodge & Cox in 1997. Ms. Roesch is a shareholder of the firm and a CFA charterholder.

Dodge & Cox Biographies	6

ADAM S. RUBINSON

Mr. Rubinson graduated from Columbia College in 1988 with a B.A. degree and his J.D. degree from the Stanford Law School in 1991. From 1991 to 1997 he practiced corporate law at Sullivan & Cromwell. Prior to joining Dodge & Cox in 2002, he worked in the fixed income and investment banking divisions of Goldman Sachs. Mr. Rubinson is a shareholder of the firm and a CFA charterholder.

GREGORY R. SERRURIER (I, IP)

Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. degree from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.

PARITOSH SOMANI

Mr. Somani received his B.S. and M.Eng. degrees in Electrical Engineering and Computer Science from MIT in 2001 and his M.B.A. degree from the Stanford Graduate School of Business in 2007. Prior to graduate school, he worked as a private equity associate at Francisco Partners and a corporate finance analyst at Morgan Stanley. Mr. Somani joined Dodge & Cox in 2007.

DIANA S. STRANDBERG (I, IP, G)

Ms. Strandberg received her B.A. degree (Phi Beta Kappa) from the University of California, Berkeley in 1981 and her M.B.A. degree from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. Ms. Strandberg is a Senior Vice President of the Dodge & Cox Funds. She is a shareholder of the firm and a CFA charterholder.

ROBERT B. THOMPSON (F)

Mr. Thompson received his A.B. degree from Stanford in 1971, served as a U.S. Navy submarine officer, and then returned to Stanford to obtain his M.B.A. in 1977. He worked in the fixed income departments of three major securities firms and as a principal of a small San Francisco-based investment management firm. He joined Dodge & Cox in 1992. He is a shareholder of the firm, a CFA charterholder, a Chartered Investment Counselor, and a past president of the CFA Society of San Francisco.

STEVEN C. VOORHIS (I, G)

Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and a CFA charterholder.

TAE YAMAURA

Ms. Yamaura received her B.A. degree from the University of Tokyo in 1995, M.A. degree from the University of Pennsylvania in 2000 and her M.B.A. degree from the Wharton School, University of Pennsylvania in 2000. Prior to joining Dodge & Cox in 2008, she worked for Booz Allen & Hamilton as a management consultant.

	Objective	Strategy	Inception Date
STOCK FUND DODGX	Long-term growth of principal and income.	The Fund invests primarily in a broadly diversified portfolio of common stocks.	1/4/1965

GLOBAL STOCK FUND DODWX	Long-term growth of principal and income.	The Fund invests primarily in a diversified portfolio of equity securities from at least three different countries, including emerging markets.	5/1/2008

INTERNATIONAL STOCK FUND DODFX	Long-term growth of principal and income.	The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies.	5/1/2001

BALANCED FUND DODBX	Regular income, conservation of principal and an opportunity for long- term growth of principal and income.	The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed income securities.	6/26/1931

INCOME FUND DODIX	High and stable rate of current income consistent with long-term preservation of capital.	The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed income securities.	1/3/1989

	Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund
EXPENSE RATIO	0.52%	0.87%[a]	0.65%	0.53%	0.44%
1/1/08 to 6/30/08, annualized
TURNOVER RATIO	20%	1%[b]	13%	18%	10%
1/1/08 to 6/30/08, unannualized
TOTAL NET ASSETS	$52.5 billion	$329 million	$49.4 billion	$22.4 billion	$15.6 billion
6/30/08

As of June 30, 2008
PERFORMANCE
Year to Date	–15.87%	N/A [c]	–11.54%	–11.31%	0.23%
1 Year	–21.43%	N/A	–11.74%	–14.36%	3.69%
5 Years	9.29%	N/A	21.97%	7.19%	3.49%
10 Years	8.62%	N/A	N/A [d]	7.83%	5.62%

a)	5/1/08 to 6/30/08, annualized

b)	5/1/08 to 6/30/08, unannualized

c)	The Global Stock Fund’s inception date was May 1, 2008. The annualized total return since the Fund’s inception through June 30, 2008 (.08 years) was -12.6%

d)	The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through June 30, 2008, (7.08 years) was 12.73%.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

$210 Billion in Total Assets

(As of June 30, 2008)

BY ACCOUNT TYPE (in billions)

BY CLIENT TYPE (in billions)